

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Charles Bream
Chief Executive Office
Next Graphite, Inc.
318 North Carson Street, Suite 208
Carson City, NV 89701

> **Re:** **Next Graphite, Inc.**
> **Form 10-12G**
> **Filed July 30, 2014**
> **File No. 000-55257**

Dear Bream:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1. Please discuss your auditor's going concern opinion in your business overview disclosure.

Stock Purchase Option Agreement, page 1

2. We note the disclosure in this section that the Centre transferred 100% undivided interest in the exclusive prospecting license to conduct operations in the AUKAM area. Please discuss further the terms of this license. For instance, please discuss whether the Company is the only party licensed to conduct mining operations in the area.

Our Business, page 3

3. Please disclose the names of the geological consultants that you refer to in the first paragraph on this page.

The Industry, page 7

4. We note in this section the statements: "The recent surge in interest and value of graphite is built on long standing and solid fundamentals as well-established industrial mineral…graphite has experienced a huge growth surge and the auto industry is sure to be at the forefront of this growth," and "Industry participants believe that positive trends in graphite prices could continue in the coming years as China is expected to continue to tighten regulations regarding exports of graphite." Please disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

5. Please provide copies of the Industrial Minerals report that supports the qualitative and comparative statements made on page 8. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Additionally, please provide the source of the graph that appears on page 8.

6. We note that the graph appearing on page 9 lists global graphite demand from 1994 to 2011, and that the figures for 2011 are estimates only. Please disclose more current information. If current information is not available, please disclose the limitations and risks associated with the information provided.

Our Strategy, page 9

7. Please revise your disclosure to clarify, if true, that the 140,000 tons of "existing" graphite that you plan to process consists on tailings that have previously been extracted and are located on the surface.

8. We note the first bullet point appearing on page 10 citing a growing demand for graphite. Please provide copies of any reports or studies that support the qualitative characteristics of the graphite industry referenced in this bullet point. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. Please also define the term "CAGR" as it is used in your disclosure.

Market, Customers and Distribution Methods, page 10

9. In this section, or in the appropriate place in your filing, please discuss the methods
   by which you plan on distributing any graphite you may mine. Please address the
   proposed costs associated with servicing the "large and well capitalized" markets you
   make reference to in this section.

Government Regulation, page 11

10. Please discuss any governmental and environmental regulations to which your
    business is currently subject. In this regard we note your disclosure on page 14 that
    the company believes that the Aukum Graphite Project is in "substantial compliance
    with all material laws and regulations that currently apply to its activities."

Item 1.A. Risk Factors, page 13

11. Please revise the caption to each risk factor to describe the risk discussed in the body
    of the risk factor. In doing so, please use complete sentences. Please refer to Item
    503(c) of Regulation S-K.

Reliance on Management and Experts, page 15

12. Please revise this risk factor to disclose, if true that none of your directors or
    executive officers has any experience with the mining business. In this regard, we
    note their biographical information on page 23, which does not appear to show any
    mining business experience.

13. We note references on page 16 and page 17 to biotechnology and pharmaceutical
    companies. Please revise or advise as to why this disclosure is accurate.

License, page 15

14. Please discuss the anticipated costs of renewing the exclusive prospecting license that
    expires on April 3, 2015.

Item 7. Management's Discussion and Analysis…, page 19

Plan of Operation, page 19

15. We note that you disclose in your business discussion various elements of your
    business plan. For example, we note your "Strategy" on page 9, your "Mine
    Production Plan" on page 10, and your competitive positioning on page 11. Please
    augment your discussion in this section to pull all these elements together in a manner
    that allows a reader to understand what milestones you need to obtain to become a

profitable enterprise, how long it will take to achieve those milestones, how much capital you will need to achieve those milestones and as you have disclosed in your liquidity disclosure that you do not have sufficient capital to cover ongoing expenses and expansion, how you plan to obtain additional capital. For example, we note on page 9 you detail several milestones you have achieved or plan to achieve in 2014 but your discussion does not include the costs associated with each milestone.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, staff accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, staff attorney, at 202-551-3477, Dietrich King, legal branch chief, at 202-551-3338 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director